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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ROYAL GROUP TECHNOLOGIES LIMITED

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

779915 10 7

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 779915 10 7			Page 2 of 10

1.	Name of Reporting Person: The Bank of Nova Scotia		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 136,724

		6.	Shared Voting Power: 3,705,090

		7.	Sole Dispositive Power: 136,724

		8.	Shared Dispositive Power: 3,705,090

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,841,814 at December 31, 2003

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.75%

12.	Type of Reporting Person: CO

13G
CUSIP No. 779915 10 7			Page 3 of 10

1.	Name of Reporting Person: Scotiabank (Ireland) Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: The Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,600,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,600,000 at December 31, 2003

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.45%

12.	Type of Reporting Person: CO

13G
CUSIP No. 779915 10 7			Page 4 of 10

1.	Name of Reporting Person: Scotia Capital Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 105,090

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 105,090

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 105,090 at December 31, 2003

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.13%

12.	Type of Reporting Person: CO

Item 1(a).	Name of Issuer

Royal Group Technologies Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices

Royal Group Technologies Limited
1 Royal Gate Boulevard
Woodbridge, Ontario, Canada
L4L 8Z7

Item 2(a).	Name of Persons Filing

The Bank of Nova Scotia (“Scotiabank”) and Scotia Capital Inc (“SCI”), a wholly-owned subsidiary of Scotiabank and Scotiabank (Ireland) Limited (“SIL”), an indirect wholly-owned subsidiary of Scotiabank.

Of the subordinate voting shares reported herein as being the deemed aggregate amount beneficially owned by Scotiabank:

(i)	136,724 are owned by Scotiabank directly;

(ii)	105,090 are owned by SCI.

(iii)	3,600,000 are owned by SIL (by way of an exchangeable debenture).

Item 2(b).	Address of Principal Business Office or, if None, Residence

Scotiabank:	The Bank of Nova Scotia
Attention: Group Compliance
44 King Street West
Toronto, Ontario, Canada M5H 1H1

SCI:	Scotia Capital Inc.
40 King Street West, 65th Floor
Toronto, Ontario, Canada M5H 1H1
Attention: Institutional Equity Sales & Trading

SIL	Scotiabank (Ireland) Limited
I.F.S.C. House
Custom House Quay
Dublin 1, The Republic of Ireland

Item 2(c).	Citizenship

	Scotiabank:	Organized under the laws of Canada.
	SCI:	Organized under the laws of the Province of Ontario, Canada.
	SIL:	Organized under the laws of The Republic of Ireland.

Item 2(d).	Title of Class of Securities

	Subordinate Voting Shares

Item 2(e).	CUSIP Number

	779915 10 7

Item 3.	Filing Category

	Not applicable

Item 4(a).	Amount Beneficially Owned

	Scotiabank:	136,724

	SCI:	105,090

	SIL:	3,600,000

Item 4(b).	Percent of Class

	Scotiabank:	0.17%

	SCI:	0.13%

	SIL:	4.45%

Item 4(c).	Number of shares as to which the Reporting Person has:

	(i) sole power to vote or direct the vote:

	Scotiabank:	136,724

	SCI:	0

	SIL:	0

(ii)	shared power to vote or direct the vote:
	Scotiabank:	3,705,090

	SCI:	105,090

	SIL:	3,600,000

(iii)	sole power to dispose or to direct the disposition:

	Scotiabank:	136,724

	SCI:	0

	SIL:	0

(iv)	shared power to dispose or to direct the disposition:

	Scotiabank:	3,705,090

	SCI:	105,090

	SIL:	3,600,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below, each signatory certifies that, to the best of the signatory’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the signatory’s knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2004

THE BANK OF NOVA SCOTIA

	By:	/s/ David Smith

	Name:	David Smith
	Title:	Vice-President, Group Compliance

SCOTIA CAPITAL INC.

	By:	/s/ James Mountain

	Name:	James Mountain
	Title:	Managing Director

SCOTIABANK (IRELAND) LIMITED

	By:	/s/ Robert Masters

	Name:	Robert Masters
	Title:	Unit Head

EXHIBIT A

FILING AGREEMENT
AMONG
THE BANK OF NOVA SCOTIA,
SCOTIA CAPITAL INC. AND
SCOTIABANK (IRELAND) LIMITED

     The undersigned hereby agree that the Schedule 13G with respect to the Subordinate Voting Shares of Royal Group Technologies Limited dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rules 13d-1(c) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 5, 2004

THE BANK OF NOVA SCOTIA

	By:	/s/ David Smith

	Name:	David Smith
	Title:	Vice-President, Group Compliance

SCOTIA CAPITAL INC.

	By:	/s/ James Mountain

	Name:	James Mountain
	Title:	Managing Director

SCOTIABANK (IRELAND) LIMITED

	By:	/s/ Robert Masters

	Name:	Robert Masters
	Title:	Unit Head